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                            MEMORANDUM OF UNDERSTANDING

This non-binding Memorandum of Understanding ("MOU") dated as of September 23, 1999 is by and among Fasturn, Inc., a Nevada corporation ("Fasturn"), and a wholly-owned subsidiary of S. Cash Nickerson ("Nickerson" on behalf of himself and certain other shareholders (the "Shareholders"), and Global Employment Solutions, Inc. ("Global"), a Colorado corporation.

                                      RECITALS

     WHEREAS, Nickerson, a director and a current owner of more than 10% of the outstanding shares of common stock of Team America Corporation, no par value ("TEAM"), has expressed an interest to TEAM's management in purchasing all of the outstanding capital stock of Team (the "Team Stock");

     WHEREAS, Global also has an interest in purchasing all of the outstanding TEAM Stock;

     WHEREAS, prior to the consummation of the transactions contemplated hereby, Nickerson shall contribute all of the Team Stock owned by him to Fasturn; and

     WHEREAS, the parties now desire to work together to jointly purchase and operate TEAM pursuant to the terms more fully set forth below.

     NOW THEREFORE, for and in consideration of the foregoing premises, the parties hereto agree as follows:

1. PURCHASE OF TEAM. Global and Fasturn shall jointly prepare and submit a mutually agreeable offer for Global's purchase (through a merger or otherwise, the "Purchase") of all of the outstanding shares of TEAM Stock (the "Joint Offer") to TEAM or its representatives no later than the close of business on Tuesday, September 21, 1999. The purchase price in the Offer shall not exceed, in aggregate, $7.75 per share (the "Per Share Purchase Price") without the prior written consent of Global and Fasturn. Such Offer shall be subject to due diligence; government approvals; compliance with applicable Securities and Exchange Commission ("SEC") rules and regulations; receipt of financing acceptable to Global and Fasturn; and the execution of a definitive purchase agreement between Global and TEAM acceptable to Fasturn and incorporating the terms hereof and other customary terms and conditions.

2. FINANCING OF PURCHASE. The parties acknowledge and agree that any Joint Offer shall be subject to the receipt of debt and equity financing by Global on terms acceptable to each party. Commitment letters for such financing shall be secured by Global as part of the definitive agreement with Team.

3. CONTRIBUTION TO GLOBAL. Immediately after completion of the Purchase and subject to the terms of a TRANSFER AND EXCHANGE AGREEMENT, Fasturn and the Shareholders (whose identity and number of shares contributed will be determined by Fasturn in its sole discretion but shall be subject to Global's approval as to the number of persons and applicable law) will transfer at least 750,000

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shares of TEAM Stock valued at the Per Share Purchase Price to Global in exchange for 848,540 shares of Global's convertible preferred stock valued at a price of $6.85 per share (the "Global Stock"). After such transfer and exchange (the "Transfer"), Fasturn and the Shareholders will hold 848,540 shares of Global Stock (valued at $6.85 each) and representing no less than [TBD]. All Global Stock and options to purchase Global Stock shall be subject to the existing agreements generally applicable to Global Stock between Global's stockholders and to Global's credit agreements.

4. MANAGEMENT. Immediately upon consummation of the transactions contemplated by paragraph 3, Global shall cause:

     a. Nickerson to be elected as a director and appointed Co-Chairman of the Board of Directors of Global (the "Co-Chairman") for a term of no less than 2
years.   For service as Co-Chairman, Nickerson shall be paid $30,000 per year.
For his strategic oversight services regarding TEAM's California operations, Nickerson shall be paid $90,000 per year. Nickerson shall be a consultant to,
and not an employee of, Global.   Nickerson may not be removed as a director
other than for cause. Removal as Chairman and as a consultant to Global shall be as agreed upon in the definitive agreements.

   Nickerson acknowledges that in the event any director has any interest in any transaction with Global, such director shall recuse himself from discussions over such transaction. Global acknowledges that it intends to divest its current Internet application business (i.e. HR Library and Career Magazine) and to explore Internet enablement for Global's PEO business.

     b. Kevin Costello ("Costello") to be elected as a director of Global for a term of no less than 2 years.

     c. Promptly following the Purchase, a special committee of Global's Board of Directors to be established with responsibility for subsequent PEO acquisitions by Global. Such committee shall consist of 2 designees of KRG Capital, LLC, Ron Saunders, Nickerson and Costello. 4 of the 5 members of the committee must approve any subsequent PEO acquisition, which approval would then be sent to Global's Board of Directors for approval. Subject to their continued service as a director, neither Nickerson nor Costello shall be removed from such committee for 2 years.

     d. Global to take all actions necessary, including amending the Global Certificate of Incorporation or bylaws, to limit the number of directors on the Global Board of Directors to nine (9) prior to a public offering.

     e. Costello to be appointed a senior officer of Global and President of the PEO Division of Global for a term of no less than three (3) years, subject to the terms of an EMPLOYMENT AGREEMENT between Global and Costello. Global shall either honor Costello's existing employment agreement with Team or enter into a new Employment Agreement which is mutually acceptable to Global and Costello.


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5.   OPTIONS.  Global's capital structure as of the date hereof is as set forth on EXHIBIT A. Based on such capital structure, following the Transfer, up to [TBD] percent of the outstanding Global Stock (I.E. [TBD] shares) shall be subject to options to certain Global executives granted by Global's Board of Directors. Nickerson and Costello shall be granted options to purchase up to [TBD] shares of Global Stock on the date of the Transfer at a purchase price of [TBD] per share. Such options shall be subject to the terms of Global's stock option plan, a STOCK OPTION AGREEMENT and the other documents governing Global Stock.

6. UNWIND IN EVENT OF UNSUCCESSFUL OFFER. In the event that the Offer is not accepted by TEAM and no acceptable alternative agreement between the parties and TEAM can be reached within three months of the date hereof or either party elects to terminate this MOU for any reason whatsoever, this MOU shall terminate and be of no further force and effect. If the Offer is not accepted or this MOU is terminated, no transfer or exchange of TEAM Stock and Global Stock will occur between Fasturn and the Shareholders and Global, and no other the other transactions contemplated hereby shall be implemented.

7. SALE OF GLOBAL STOCK. After the Transfer, the Global Stock issued to Fasturn and the Shareholders shall be entitled to the same redemption rights as the existing preferred stockholders of Global have generally. Such redemption rights shall be co-terminous with such rights of the preferred stockholders.

8. TRANSACTION FEE. Global shall cause KRG to pay to Fasturn one half of any and all fees earned by KRG in connection with the Offer and Purchase. In no event, however, shall pay Fasturn less than $200,000.

9. CONSTRUCTION. This MOU has been negotiated by the parties and their respective counsel and will be fairly interpreted in accordance with its terms and without any strict construction in favor or against any of the parties.

10. PUBLICITY. No party shall issue any press release or make any public announcement relating to the subject matter of this MOU without the prior written consent of the other parties; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law concerning its securities or under the Securities Exchange Act of 1934, as amended, in which case the party disclosing information shall advise the other party prior to such disclosure.

11. GOVERNING LAW. This MOU will be construed and interpreted in accordance with and governed by the laws of the State of Colorado without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Colorado.

12. AMENDMENTS. This MOU may be modified only by written amendment executed by each of the parties hereto.

13. SEVERABILITY. If any provision of this MOU will be held to be illegal, invalid or


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unenforceable, the parties agree that such provision will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the validity, legality and enforceability of the remaining provisions of this MOU will not in any way be affected or impaired thereby.

14. COUNTERPARTS. This MOU may be executed in two or more counterparts, each of which will be binding as of the date first written above, and all of which will constitute one in the same instrument.

15. ENTIRE AGREEMENT. The provisions of this MOU and the documents referred to herein set forth the entire agreement and understanding among the parties as to the subject matter hereof, and supersede all prior agreements, oral or written, and all other prior communications among the parties relating to the subject matter hereof. This MOU contemplates further agreements (including, a Transfer and Exchange Agreement, a Consulting Agreement, an Employment Agreement and a Stock Option Agreement) between the parties and the parties agree to cooperate with each other to negotiate any an all such agreements in good faith. Although this is a non-binding MOU, the parties understand that upon the execution of this MOU, they shall be contractually bound to proceed in good faith and no party shall do anything which tends to deprive the other of the benefits of this MOU.

16. NON-BINDING AGREEMENT. Notwithstanding anything contained in this MOU to the contrary, this is a non-binding MOU. This MOU may be terminated at any time by either party for any reason whatsoever. Neither party shall have any obligation to consummate the transactions contemplated hereby until such time, if any, as the definitive agreements contemplated hereby are executed by the parties. The parties acknowledge that Global's obligations will be expressly conditioned upon (i) receipt of Global's board approval, (ii) to the extent required, Global stockholder approval, and (iii) satisfactory completion of Global' due diligence of Team, Nickerson and Fasturn. The parties also acknowledge that Fasturn's and Nickerson's obligations will be expressly conditioned upon Nickerson's satisfactory completion of due diligence of Global, including without limitation the terms of Global's existing stockholder arrangements.

17. EXPENSES. Except as otherwise provided in this MOU if transactions contemplated hereby or thereby are consummated, all costs and expenses (including the fees and expense of any attorneys and accounts or other intermediaries) incurred in connection with the transactions contemplated by this MOU will be paid by Global.

18. NOTICES. All notices that are required or permitted hereunder will be in writing and will be sufficient if personally delivered or sent by facsimile message or nationally recognized courier service. Any notices will be deemed given upon the earlier of the date when received at, or the business day after the business day it was sent by a nationally recognized courier service, or the day after the date when sent by facsimile to, the address or facsimile number set forth below, unless such address or facsimile number is changed by notice to the other parties, and will be delivered by hand or courier service, mailed or sent by telegraph or communications equipment of the sending party as follows:


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          Global:

          14142 Denver West Parkway
          Suite 360
          Golden, CO 90401
          Attn: Ron Saunders
          (303) 216-9553 (facsimile)
          (303) 216-9500

          with a copy to:

          KRG Capital, LLC
          1515 Arapahoe Street
          Tower One, Suite 1500
          Denver, CO 80202
          Attn: Charles Gwirtsman
          (303) 390-5015 (facsimile)
          (303) 390-5019

          Fasturn and Nickerson:

          Steven Nickerson
          3717 Mt. Diablo Boulevard, Suite 200
          Lafayette, CA 94559
          925-299-8563 (facsimile)
          925-299-8565


19. RELATIONSHIP OF THE PARTIES. Nothing contained in this Agreement will be deemed to create a partnership among the parties or any of their affiliates.

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     IN WITNESS WHEREOF, the parties hereto have set their signatures below.

                         FASTURN, INC.


                         -------------------------------------
                         By:
                         Its:

                         STEVEN CASH NICKERSON


                         -------------------------------------

                         GLOBAL EMPLOYMENT SOLUTIONS, INC.


                         -------------------------------------
                         By:
                         Its:


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